EXHIBIT 16.1

October 5, 2015

Xavier,

We are not in agreement with providing a letter that makes mention to your belief that fees should be repaid. Furthermore we spoke with your new auditor in the middle of July which is dated after you indicated we were terminated so your dates as it relates to our firm in our opinion are not correct. This conversation was about us completing 2012. Additionally your new auditor will need to either re-audit our work for 2011 or you guys will need us to re issue our 2011 opinion which we will charge a fee for. Just so you are prepared.

Thanks,

Casey

Casey G. Kinchen, CPA

Audit Partner

M&K CPAS, PLLC

4100 N. Sam Houston Parkway W Suite 200B

Houston, TX 77086